Exhibit 99.1

PROQR THERAPEUTICS N.V.
Index to Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	March 31,	December 31,
	2020	2019
	€ 1,000	€ 1,000
Assets
Current assets
Cash and cash equivalents	98,063	111,950
Prepayments and other receivables	1,987	1,866
Social securities and other taxes	998	850

Total current assets	101,048	114,666

Property, plant and equipment	2,291	2,440
Investments in associates	295	429

Total assets	103,634	117,535

Equity and liabilities
Equity
Equity attributable to owners of the Company	81,869	94,329
Non-controlling interests	(519)	(496)
Total equity	81,350	93,833

Current liabilities
Borrowings	519	343
Lease liabilities	306	508
Trade payables	578	445
Current income tax liability	65	64
Social securities and other taxes	18	108
Pension premiums	21	2
Deferred income	557	711
Other current liabilities	7,089	8,812

Total current liabilities	9,153	10,993

Borrowings	13,131	12,709

Total liabilities	22,284	23,702

Total equity and liabilities	103,634	117,535

The notes are an integral part of these condensed consolidated financial statements.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period
	ended March 31,

	2020	2019
	€ 1,000	€ 1,000
Other income	263	416

Research and development costs	(12,825)	(11,963)
General and administrative costs	(3,918)	(3,191)

Total operating costs	(16,743)	(15,154)

Operating result	(16,480)	(14,738)
Finance income and expense	536	494
Results related to associates	(134)	—

Result before corporate income taxes	(16,078)	(14,244)
Income taxes	—	—

Result for the period	(16,078)	(14,244)
Other comprehensive income	256	12

Total comprehensive income (attributable to owners of the Company)	(15,822)	(14,232)

Result attributable to
Owners of the Company	(16,055)	(14,157)
Non-controlling interests	(23)	(87)
	(16,078)	(14,244)

Share information
Weighted average number of shares outstanding[1]	49,906,033	38,885,428

Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)
Basic loss per share[1]	(0.32)	(0.36)
Diluted loss per share[1]	(0.32)	(0.36)

The notes are an integral part of these condensed consolidated financial statements.

1.

For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company

				Equity settled
				Employee				Non-
	Number of	Share	Share	Benefit	Translation	Accumulated		controlling	Total
	shares	Capital	Premium	Reserve	Reserve	Deficit	Total	interests	Equity
		€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Balance at January 1, 2019	43,149,987	1,726	235,744	10,780	108	(155,443)	92,915	(230)	92,685
Result for the period	—	—	—	—	—	(14,157)	(14,157)	(87)	(14,244)
Other comprehensive income	—	—	—	—	12	—	12	—	12
Recognition of share-based payments	—	—	—	2,288	—	—	2,288	—	2,288
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—
Treasury shares transferred	—	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	—	—	—	—	—	—
Share options exercised	—	—	71	(49)	—	49	71	—	71

Balance at March 31, 2019	43,149,987	1,726	235,815	13,019	120	(169,551)	81,129	(317)	80,812

Balance at January 1, 2020	53,975,838	2,159	287,214	16,551	151	(211,746)	94,329	(496)	93,833
Result for the period	—	—	—	—	—	(16,055)	(16,055)	(23)	(16,078)
Other comprehensive income	—	—	—	—	256	—	256	—	256
Recognition of share-based payments	—	—	—	2,870	—	—	2,870	—	2,870
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—
Treasury shares transferred	(220,958)	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(2)	—	2	—	—	—
Share options exercised	220,958	—	469	(304)	—	304	469	—	469

Balance at March 31, 2020	53,975,838	2,159	287,683	19,115	407	(227,495)	81,869	(519)	81,350

The notes are an integral part of these condensed consolidated financial statements

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period
	ended March 31,

	2020	2019
	€ 1,000	€ 1,000
Cash flows from operating activities
Net result	(16,078)	(14,244)
Adjustments for:
— Depreciation	522	521
— Share-based compensation	2,870	2,288
— Financial income and expenses	(536)	(494)
— Results related to associates	134	—
— Net foreign exchange gain / (loss)	256	12

Changes in working capital	(2,200)	(474)
Cash used in operations	(15,032)	(12,391)

Corporate income tax paid	—	—
Interest received	29	54
Interest paid	(4)	(27)

Net cash used in operating activities	(15,007)	(12,364)

Cash flow from investing activities
Purchases of property, plant and equipment	(198)	(223)

Net cash used in investing activities	(198)	(223)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	—	—
Proceeds from exercise of share options	469	71
Proceeds from borrowings	290	—
Proceeds from convertible loans	—	690
Repayment of lease liability	(202)	(284)

Net cash (used in)/generated by financing activities	557	477

Net increase/(decrease) in cash and cash equivalents	(14,648)	(12,110)

Currency effect cash and cash equivalents	761	610
Cash and cash equivalents, at beginning of the period	111,950	105,580

Cash and cash equivalents at the end of the period	98,063	94,080

The notes are an integral part of these condensed consolidated financial statements.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

1. General information

ProQR Therapeutics N.V., or “ProQR” or the “Company”, is a development stage company domiciled in the Netherlands that primarily focuses on the development and commercialization of novel therapeutic medicines.

Since September 18, 2014, the Company’s ordinary shares are listed on the NASDAQ Global Market under ticker symbol PRQR.

The Company was incorporated in the Netherlands, on February 21, 2012 and was reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. The Company has its statutory seat in Leiden, the Netherlands. The address of its headquarters and registered office is Zernikedreef 9, 2333 CK Leiden, the Netherlands.

ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

•	ProQR Therapeutics Holding B.V. (100%);
•	ProQR Therapeutics I B.V. (100%);
•	ProQR Therapeutics II B.V. (100%);
•	ProQR Therapeutics III B.V. (100%);
•	ProQR Therapeutics IV B.V. (100%);
•	ProQR Therapeutics VI B.V. (100%);
•	ProQR Therapeutics VII B.V. (100%);
•	ProQR Therapeutics VIII B.V. (100%);
•	ProQR Therapeutics IX B.V. (100%);
•	ProQR Therapeutics I Inc. (100%);
•	Amylon Therapeutics B.V. (80%);
•	Amylon Therapeutics Inc. (80%);

ProQR Therapeutics N.V. is also statutory director of Stichting Bewaarneming Aandelen ProQR (“ESOP Foundation”) and has full control over this entity. ProQR Therapeutics N.V. holds a 20% minority shareholding in Wings Therapeutics Inc.

As used in these condensed consolidated financial statements, unless the context indicates otherwise, all references to “ProQR” or the “Company” refer to ProQR Therapeutics N.V. including its subsidiaries and the ESOP Foundation.

2. Significant Accounting Policies

These condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting. Certain information and disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2019. In the opinion of management, all adjustments, consisting of normal recurring nature, considered necessary for a fair presentation have been included in the condensed consolidated financial statements.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

The Company’s financial results have varied substantially, and are expected to continue to vary, from period to period. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

The Company operates in one reportable segment, which comprises the discovery and development of innovative, RNA based therapeutics.

3. Adoption of new and revised International Financial Reporting Standards

The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those applied in the preparation of the Company’s annual financial statements for the year ended December 31, 2019.

New Standards and Interpretations, which became effective as of January 1, 2020, did not have a material impact on our condensed consolidated financial statements.

4. Critical Accounting Estimates and Judgments

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Research and development expenditures

Research expenditures are currently not capitalized but are reflected in the income statement because the criteria for capitalization are not met. At each balance sheet date, the Company estimates the level of service performed by the vendors and the associated costs incurred for the services performed.

Although we do not expect the estimates to be materially different from amounts actually incurred, the understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

5. Cash and Cash Equivalents

At March 31, 2020, the Company’s cash and equivalents were € 98,063,000 as compared to € 111,950,000 at December 31, 2019. The cash balances are held at banks with investment grade credit ratings. The cash at banks is at full disposal of the Company.

6. Current liabilities

At March 31, 2020 and December 31, 2019, the other current liabilities consisted principally of accruals for services provided by vendors not yet billed, payroll related accruals and other miscellaneous liabilities.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

7. Borrowings

	March 31,	December 31,
	2020	2019
	€ 1,000	€ 1,000
Innovation credit	7,481	7,191
Accrued interest on innovation credit	3,389	3,124
Convertible notes	2,476	2,473
Accrued interest on convertible notes	304	264

Total borrowings	13,650	13,052
Current portion	(519)	(343)
	13,131	12,709

On June 1, 2012, ProQR was awarded an Innovation credit by the Dutch government, through its agency RVO of the Ministry of Economic Affairs, for the Company’s cystic fibrosis program. Amounts were drawn under this facility in the course of the years 2013 through 2017. The credit covered 35% of the costs incurred in respect of the program up to € 5.0 million.

The credit is interest-bearing at a rate of 10% per annum. Early October 2018 ProQR received a conditional waiver of the €5 million Innovation credit. Consequently, the repayment of the total loan of €8.3 million, including interest, has been waived if conditions are met, which will be reviewed annually for 3 years. The assets which are co-financed with the granted innovation credit are subject to a right of pledge for the benefit of RVO.

On December 10, 2018 ProQR was awarded an Innovation credit for the sepofarsen program. Amounts will be drawn under this facility from 2018 through 2021. The credit of € 4.7 million through December 31, 2021 will be used to conduct the Phase 2/3 clinical study and efforts to obtain regulatory and ethical market approval (NDA/MAA) of sepofarsen for LCA10, of which €2.5 million had been received as at March 31, 2020. The credit, including accrued interest of 10% per annum, is repayable depending on obtaining market approval.

Convertible loans

Convertible loans were issued to Amylon Therapeutics B.V. and are interest-bearing at an average rate of 8% per annum. They are convertible into a variable number of ordinary shares within 36 months at the option of the holder or the Company in case financing criteria are met. Any unconverted loans become payable on demand after 24 – 36 months in equal quarterly terms.

8. Shareholders’ equity

The authorized share capital of the Company amounting to € 7,200,000 consists of 90,000,000 ordinary shares and 90,000,000 preference shares with a par value of € 0.04 per share. At March 31, 2020,  53,975,838 ordinary shares were issued and fully paid in cash, of which 4,009,193 were held by the Company as treasury shares (December 31, 2019: 4,230,151).

On November 7, 2018, the Company filed a shelf registration statement, which permitted the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 300,000,000 of its ordinary shares, warrants and/or units.

In October 2019, the Company consummated an underwritten public offering of 10,454,545 ordinary shares at an issue price of $ 5.50 per share. The gross proceeds from this offering amounted to € 51,597,000 while the transaction costs amounted to € 3,047,000, resulting in net proceeds of € 48,550,000.

In December 2019, the Company issued 371,306 shares in the aggregate amount of $3.5 million, at $9.43 (€8.51) per share to Ionis Pharmaceuticals, Inc. Under the terms of the agreement, the second installment of the upfront payment in

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

ordinary shares to the Company’s common stock was made to Ionis upon the dosing of the first patient in the phase 1/2 Aurora clinical trial for QR-1123.

On March 31, 2020, the Company entered into a sales agreement, which permitted the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold in one or more at-the-market offerings with Citigroup Global Markets, Inc. and Cantor Fitzgerald & Co. In 2020, no shares were issued pursuant to this ATM facility.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Share options

The Company operates an equity-settled share-based compensation plan, which was introduced in 2013. Options may be granted to employees, members of the Supervisory Board, members of the Management Board and consultants. The compensation expenses included in operating costs for this plan in the three month period ended March 31, 2020 were    € 2,870,000 (2019: € 2,288,000), of which € 1,121,000 (2019: € 878,000) was recorded in general and administrative costs and € 1,749,000 (2019: € 1,410,000) was recorded in research and development costs.

9. Other income

	Three month period
	ended March 31,

	2020	2019
	€ 1,000	€ 1,000

Grant income	229	379
Other income	34	37
	263	416

On February 9, 2018, the Company entered into a partnership agreement with Foundation Fighting Blindness (FFB), under which FFB has agreed to provide funding of $7.5 million for the pre-clinical and clinical development of QR‑421a for Usher syndrome type 2A targeting mutations in exon 13.

In addition, funding was received for our Huntington’s disease program.

Grants are recognized in other income in the same period in which the related R&D costs are recognized.

10. Research and development costs

Research and development costs amount to € 12,825,000 for the three month period ended March 31, 2020 (2019: € 11,963,000) and are comprised of allocated employee costs including share-based payments, the costs of materials and laboratory consumables, outsourced activities, license and intellectual property costs and other allocated costs.

11. General and administrative costs

General and administrative costs amount to € 3,918,000 for the three month period ended March 31, 2020 (2019:  € 3,191,000).

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

12. Results related to associates

The results related to associates for the three month period ended March 31, 2020 amounting to €  134,000 (2018: €  0)  consist of our share of the net losses of Wings Therapeutics Inc.

13. Income taxes

The current income tax liability amounts to € 65,000 at March 31, 2020 (December 31, 2019: €  64,000). No significant temporary differences exist between accounting and tax results. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, the Company has not yet recognized any deferred tax asset related to operating losses.

14. Events after balance sheet date

No significant events have occurred after the balance sheet date.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM